Veracity Management Global, Inc.
2655 LeJeune Road, Suite 311
Coral Gables, FL 33134

June 27, 2007

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Michael McTiernan

Mail-Stop 4561

Re: Veracity Management Global, Inc.
Amendment No. 2 to Registration Statement on Form 10-SB
File No. 0-52493
Filed May 29, 2007

Dear Mr. McTiernan:

This letter is in response to the staff’s comment letter dated June 8, 2007, with respect to the above-referenced Registration Statement. For the convenience of the staff, we have included each of the staff’s numbered comments followed by our numbered responses to each comment.

General

Comment 1. Please update the information in the following sections:

- Dependence on major customers
- Employees

- Risk Factors: - Dependence on One Major Customer
                        - Possible Issuance of Additional Securities
                        - Shares Eligible for Future Sale

Response 1. We have expended and revised disclosure under subheading "Dependence on major customers" as follows:

The Registrant has one client that accounted for 64.6% of its revenues during its fiscal year ended June 30, 2006 and accounted for 50% of its revenues for the nine-month period ended March 31, 2007. At present, the Company has 15 customers.

The Company is dependent on one major customer, Bank United FSB, which accounted for approximately 50% of our revenues for the nine-month period ended March 31, 2007. Bank United is a regional retail bank in Florida. The Company’s business and financial condition would be materially adversely effected if Bank United ceased to be a client of the Company or materially reduced the level of services provided by the Company.

We have expended and revised disclosure under subheading "Employees" as follows:

At March 31, 2007, we had 6 full-time employees and none of these employees were represented by labor unions. We also employ part-time personnel from time to time on a contract or project-specific basis. We believe current relationships with our employees are satisfactory. We are not aware of any circumstances that are likely to result in a work stoppage at any of our projects.

We have expended and revised disclosure under subheading "Risk Factor - Dependence on major customers" as follows:

We are dependent on one major customer, a financial institution, that has accounted for 64.6% of our revenues during its fiscal year ended June 30, 2006 and for 50% of our revenues for the nine-month period ended March 31, 2007. While we believe that the percentage of revenues from our one major customer will continue to decline if our revenues continue to increase, there can be no assurance that our revenues will continue to increase, nor can there be any assurance that we will not continue to be dependent upon our major customer. In the event that our major customer should cease or significantly reduce its use of our services, our business and financial condition could be materially adversely effected.

We have expended and revised disclosure under subheading "Risk Factor - Possible Issuance of Additional Securities" as follows:

Our Articles of Incorporation authorize the issuance of 3,500,000,000 shares of common stock, par value $0.001 and 5,000,000 shares of preferred stock, par value $0.001. At March 31, 2007, we had 2,677,477,672 shares of common stock issued and none of our preferred stock issued.

We have expended and revised disclosure under subheading "Risk Factor - Shares Eligible for Future Sale" as follows:

As of March 31, 2007, we had 2,677,477,672 shares of Common Stock issued and outstanding, of which 2,671,123,232 shares are "restricted" as that term is defined under the Securities Act, and in the future may be sold in compliance with Rule 144 under the Securities Act. Rule 144 generally provides that a person holding restricted securities for a period of one year may sell every three months in brokerage transactions and/or market-maker transactions an amount equal to the greater of one (1%) percent of (a) the Company's issued and outstanding Common Stock or (b) the average weekly trading volume of the Common Stock during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has not been an affiliate of the Company during the three months preceding the sale and who has satisfied a two-year holding period. However, all of the current shareholders of the Company owning 5% or more of the issued and outstanding Common Stock are subject to Rule 144 limitations on selling.

Item 2. Management's Discussion and Analysis and Results of Operations

Results of Operations for the Three and Six Months Ended December 31, 2006 Compared to Three and Six Months Ended December 31, 2005

Comment 2. We have reviewed your response to prior comment 2, please tell us whether the IT consulting services received in exchange for non-cash compensation were related to the services you provide to your customers and thus would represent cost of services.

Response 2. The IT consulting services provided to the Company were for related to the Company's own IT systems and related to training and not related to services provided by us to the Company's clients. The Company issued restricted shares in August 2006 to certain employees as incentive stock-compensation to retain those employees during the transition period.

Plan of Current and Future Financing of Out Operations for the year 2007

Comment 4. We note your revision in response to prior comment 4. It does not appear that your loss from operations for the nine-month period ended march 31, 2007 agrees to the amount per your financial statements. Please revise.

Response 4. We have corrected these administrative errors.

Financial Statements

Response to Comment 4. We corrected the mathematical errors in the March 31, 2007 income statement in the Form 10-SB/A and Form 10-QSB/A

Response to Comment 5. We corrected the inconsistency in the March 31, 2007 cash flow statement in the Form 10-SB/A and Form 10-QSB/A

Response to Comment 6. We have corrected this administrative error in Note 3.

Response to Comment 7. We added disclosure under Note 3 of the F/S for the six-month period ended December 31, 2006 as follows:

Prior to June 1, 2006, Secured Financial Data (See Note 3) sold certain units which contained 7,300,000 warrants to purchase common stock at an exercise price of $0.01 per share exercisable for five years from the date of issue.

Yours truly,

/s/ N. Richard Grassano
N. Richard Grassano, Chief Financial Officer